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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*


                  OBJECTIVE COMMUNICATIONS, INC.
                   ---------------------------
                        (Name of Issuer)


               Common Stock, $0.01 value per share
               ------------------------------------
                  (Title of Class of Securities)


                           674421 10 2
                         --------------
                         (CUSIP Number)






-----

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      Page 1 of 7 Pages
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CUSIP No. 674421-10-2          13G              Page 2 of 7 Pages
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1.  NAME OF REPORTING PERSON -
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Princeton Venture Research, Inc. - 22-2572870
-----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  [ ]
                                                   (b)  [x]
-----------------------------------------------------------------
3.  SEC USE ONLY


-----------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of New Jersey
-----------------------------------------------------------------
                 5.  SOLE VOTING POWER
                     635,661
   NUMBER OF    ------------------------------------------------
     SHARES      6.  SHARED VOTING POWER
  BENEFICIALLY       Not applicable.
    OWNED BY    ------------------------------------------------
      EACH       7.  SOLE DISPOSITIVE POWER
    REPORTING        635,661
     PERSON     ------------------------------------------------
      WITH       8.  SHARED DISPOSITIVE POWER
                     Not applicable.
----------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     635,661
-----------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                          []
-----------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.2%
-----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
=================================================================
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CUSIP No. 674421-10-2           13G            Page 3 of 7 Pages
=================================================================
1.  NAME OF REPORTING PERSON -
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    John B. Torkelsen
-----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  [ ]
                                                   (b)  [x]
-----------------------------------------------------------------
3.  SEC USE ONLY


-----------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
-----------------------------------------------------------------
                 5.  SOLE VOTING POWER
                     760,661
   NUMBER OF    ------------------------------------------------
     SHARES      6.  SHARED VOTING POWER
  BENEFICIALLY       0
    OWNED BY    ------------------------------------------------
      EACH       7.  SOLE DISPOSITIVE POWER
    REPORTING        660,661
     PERSON     ------------------------------------------------
      WITH       8.  SHARED DISPOSITIVE POWER
                     0
----------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     760,661
-----------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                          [X]
-----------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.4%
-----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
=================================================================
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CUSIP No. 674421-10-2            13G            Page 4 of 7 Pages
=================================================================

Item 1.

     (a)  Name of Issuer:

          Objective Communications, Inc., a Delaware corporation

     (b)  Address of Issuer's Principal Executive Office:
          75 Rochester Avenue
          Portsmouth, NH 03801


Item 2.   Name of Person Filing

     (a)  Name of Person Filing:

          -Princeton Venture Research, Inc., a New Jersey
            corporation
          -John B. Torkelsen ("Mr. Torkelsen")

     (b)  Address of Principal Business Office:

          John B. Torkelsen
          c/o Princeton Venture Research, Inc.
          5 Vaughn Drive
          Princeton, NJ 08540

     (c)  Citizenship or place of organization:

          Princeton Venture Research, Inc.: New Jersey
          Mr. Torkelsen: United States

     (d)  Title Class of Securities:

          Common Stock, $0.01 value per share

     (e)  CUSIP Number:

          674421-10-2


Item 3.   Category of person filing

          Not applicable

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CUSIP No. 674421-10-2           13G            Page 5 of 7 Pages
=================================================================

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

          Princeton Venture Research, Inc.'s beneficial ownership as of December 31, 1997 included 528,041 shares of the Issuer's
Common Stock, $0.01 par value per share (the "Common Stock") and
107,620 shares of Common Stock issuable upon exercise of warrants.

          Mr. Torkelsen's beneficial ownership as of December 31, 1997 included (i) the 528,041 shares of Common Stock and the 107,620 shares of Common Stock issuable upon the exercise of the warrants beneficially owned by Princeton Venture Research, Inc., of which he is the President and sole shareholder, (ii) 100,000 shares of Common Stock issuable upon exercise of warrants beneficially owned by Acorn Technology Fund, L.P., of which Mr. Torkelsen is the Manager of the general partner, and (iii) 20,000 shares of Common Stock beneficially owned by Pamela Torkelsen, Mr. Torkelsen's wife, and 5,000 shares of Common Stock issuable upon exercise of warrants owned by Mrs. Torkelsen. Pursuant to the governing documents of the general partner of Acorn Technology Fund, L.P., the Manager may not dispose of securities held by Acorn Technology Fund, L.P. without the prior consent of the holders of 70% of the membership interests in the general partner. Mr. Torkelsen owns less than 70% of such interests.
Mr. Torkelsen disclaims beneficial ownership of all shares of Common Stock and warrants held by Mrs. Torkelsen.

     (b)  Percent of Class (as of December 31, 1997):

          Princeton Venture Research, Inc.: 11.2%
          Mr. Torkelsen: 13.4%

     (c)  Number of Shares to Which Such Person Had:

          Princeton Venture Research, Inc:
          (i)    Sole voting power: 635,661*
          (ii)   Shared voting power: 0
          (iii)  Sole dispositive power: 635,661*
          (iv)   Shared dispositive power: 0

          Mr. Torkelsen:
          (i)    Sole voting power: 760,661*
          (ii)   Shared voting power: 0
          (iii)  Sole dispositive power: 660,661*
          (iv)   Shared dispositive power: 0

     * See Item 4(a) above regarding ownership of such shares.

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CUSIP No. 674421-10-2            13G            Page 6 of 7 Pages
=================================================================

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not Applicable.

Item 7.   Identification and Classification of Members of the
          Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

     By signing below Princeton Venture Research, Inc. and Mr. Torkelsen each certify that, to the best of such parties' knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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CUSIP No. 674421-10-2            13G            Page 7 of 7 Pages
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                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 1998          Princeton Venture Research, Inc.


                                By: /s/ John B. Torkelsen
                                    ----------------------------
                                    John B. Torkelsen, President



Date: November 6, 1998          /s/ John B. Torkelsen
                                --------------------------------
                                John B. Torkelsen